Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2006

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated November 23, 2006, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 24, 2006	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague, November 23, 2006

Transamerica Corporation buys back USD 281 million of debt in tender offer

Transamerica Corporation, a US subsidiary of AEGON N.V., announced today the successful completion of the cash tender offer for outstanding legacy debt securities issued by two affiliated trusts, Transamerica Capital II and Transamerica Capital III. Debt securities with a total liquidation amount of USD 281 million were purchased in the tender offer, which expired November 20, 2006 at 5 pm (EST).

The aggregate payment for the purchased securities, which will total USD 345 million (EUR 267 million), will be refinanced through funds provided by AEGON N.V., Transamerica Corporation’s parent company.

The transaction will allow AEGON N.V. to take advantage of the current favorable interest rate environment to refinance the debt at a lower rate and reduce annual interest expenses going forward.

The settlement of the tender offer has taken place on November 21, 2006.

CUSIP No.	Issuer	Title of Security	Amount Outstanding	Amount Tendered	Purchase Price per USD 1,000

893472AA8	Transamerica Capital II (1)	7.65% Capital Trust Pass-Through SecuritiesSM (TruPS)SM due December 1, 2026	USD 225,000,000	USD 137,535,000	USD 1,210.97

893473AC2	Transamerica Capital III (1)	7.625% Capital Trust Pass-Through SecuritiesSM (TruPS)SM due November 15, 2037	USD 190,000,000	USD 143,548,000	USD 1,244.44

			USD 415,000,000	USD 281,083,000

(1)	Each of Transamerica Capital II and Transamerica Capital III are statutory business trusts established under the laws of the State of Delaware by Transamerica Corporation, as sponsor.

This announcement is not an offer to purchase or the solicitation of an offer to sell any securities.

The Offer to Purchase has not been filed with or reviewed by any federal or state securities commission or regulatory authority of any country, nor has any such commission or authority passed judgment upon the accuracy or adequacy of the Offer to Purchase. Any representation to the contrary is unlawful and may be a criminal offense.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com